Exhibit 99.1

News Release

B2Gold Announces Voting Results from its 2022 Annual General and Special Meeting

Vancouver, BC, June 22, 2022 - B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the voting results from its Annual General and Special Meeting of Shareholders (the “Meeting”) held on Wednesday, June 22, 2022. A total of 812,572,340 common shares were voted at the Meeting, representing 76.59% of the votes attached to all outstanding common shares.

Shareholders voted overwhelmingly in favour of all items of business before the Meeting. The nine director nominees listed in B2Gold’s Management Information Circular (“the “Circular”) dated May 11, 2022, were elected as directors of B2Gold to hold office for the ensuing year or until their successors are elected or appointed. Detailed results of the vote for each director are set out below:

Name	Total Votes in Favour		Total Votes Withheld		Outcome of Vote
Clive Johnson	736,151,813	96.09%	29,915,129	3.91%	Approved
Robert Cross	709,667,695	92.64%	56,399,248	7.36%	Approved
Robert Gayton	700,910,563	91.49%	65,156,380	8.51%	Approved
Jerry Korpan	719,751,227	93.95%	46,315,715	6.05%	Approved
Bongani Mtshisi	762,480,309	99.53%	3,586,634	0.47%	Approved
Kevin Bullock	763,103,938	99.61%	2,963,005	0.39%	Approved
George Johnson	763,543,292	99.67%	2,523,650	0.33%	Approved
Robin Weisman	692,770,896	90.43%	73,296,046	9.57%	Approved
Liane Kelly	723,856,744	94.49%	42,210,199	5.51%	Approved

The resolutions to set the number of directors of the Company at nine and to appoint PricewaterhouseCoopers LLP as auditor of the Company were approved with 99.65% and 99.47%, respectively, of votes cast in favour.

The resolution regarding the Advisory Vote on Company’s approach to Executive Compensation was approved with 80.36% of votes cast in favour.

A report on all items of business voted on at the Meeting will be filed on SEDAR at www.sedar.com.

Webcast/Dial-in Playback Details

A playback of the Meeting will be available until Wednesday, July 6, 2022, on B2Gold’s events page or by dialing +1 416-764-8677 (local - Toronto) or +1 888-390-0541 (toll free - North America) (passcode 420261#).

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President & Chief Executive Officer

For more information on B2Gold, please visit the Company’s website at www.b2gold.com or contact:

Randall Chatwin	Cherry DeGeer
SVP, Legal & Corporate Communications	Director, Corporate Communications
+1 604-681-8371	+1 604-681-8371
rchatwin@b2gold.com	cdegeer@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.